Exhibit 99.3

UNITED UTILITIES PLC

16 FEBRUARY 2005

We received a notification today, from J P Morgan Chase & Co notifying of its interest as at 14 February 2005 in 31,065,105 ‘A’ shares in United Utilities PLC amounting to 10.05% of the issued ‘A’ share capital, an increase of 863,646 ‘A’ shares.

Registered Holder	Account Designation	Holding

JPMorgan Securities Ltd		27,006,408
JPMorgan Fleming Asset Management (UK) Limited		3,846,985
JPMorgan Investment Management Inc		209,400
JPMorgan International Bank Limited		2,312

Total		31,065,105

-0-

United Utilities’ ordinary and ‘A’ shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.